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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

James Hardie Industries NV

(Name of Issuer)

Common Stock

(Title of Class of Securities)

013810150

(CUSIP Number)

September 26,2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 013810150			Page 2 of 7

1.	Name of Reporting Person: Commonwealth Bank of Australia		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 64,097,862

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 64,097,862

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,097,862

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.9%

12.	Type of Reporting Person: CO

CUSIP No. 013810150	13G	Page 3 of 7 pages
Item 1.(a) Name of Issuer
     James Hardie Industries NV
Item 1.(b) Address of Issuer’s Principal Executive Offices
Level 4, Atrium, Unit 04-07
Strawinskylaan 3077
Amsterdam, 1077 ZX
Netherlands
Item 2.(a) Name of Persons Filing
     Commonwealth Bank of Australia
Item 2.(b) Address of Principal Business Office or, if none, Residence
     48 Martin Place, Level 2, Sydney NSW 2000, Australia
Item 2.(c) Citizenship
     Australia
Item 2.(d) Title of Class of Securities
     Common Stock, No Par.
Item 2.(e) CUSIP Number
     013810150

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     N/A

CUSIP No. 013810150	13G	Page 4 of 7 pages

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 64,097,862

(b)	Percent of class: 13.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote : 0

(ii)	Shared power to vote or to direct the vote: 64,097,862

(iii)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of : 64,097,862
The information contained in Items 5-11 of the cover page is incorporated herein by reference. The reporting person (“CBA”) may be deemed to beneficially own 64,097,862 shares of Common Stock of James Hardie Industries NV (“JHX”) as a result of the aggregate holdings of certain of its wholly owned subsidiaries. The shares of JHX are traded on the Australian Stock Exchange (the “ASX”). The shares were acquired on the ASX by Colonial First State Investment Group Limited (“Colonial First State”), First State Investment Management (UK) Limited, all of which are wholly owned subsidiaries of CBA (collectively, the “CBA Fund Managers”). The CBA Fund Managers hold the shares for clients who have shared voting and dispositive power with the CBA Fund Managers over the shares.
Additionally, Colonial First State Investments Limited, as the responsible entity under Australian law of the “First Choice” funds, had outsourced, to external managers unrelated to CBA, certain voting and dispositive functions over securities acquired by these external managers and held in these funds, including James Hardie Industries NV. Under these outsourcing arrangements, external mangers unrelated to CBA have acquired 2,496,570 of JHX, on behalf of Colonial First State.
Item 5. Ownership of Five Percent or Less of a Class
N/A

CUSIP No. 013810150	13G	Page 5 of 7 pages
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Clients of the CBA Fund Managers have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Person and the proceeds from the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See Exhibit A.
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
Item 10. Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 013810150	13G	Page 6 of 7 pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26,2005	COMMONWEALTH BANK OF AUSTRALIA

By:

Name: John Hatton
Title : Company Secretary

COLONIAL FIRST STATE INVESTMENTS
LIMITED

By:

Name:	Peter Sipek
Title:	Senior Manager,
Investment Management Support